SIERRA VENTURES, INC.

February 13, 2009

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010

Attention: Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs:

Re: Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on February 13, 2009
File Number 333-146675

We are responding to the requests of your office as communicated by telephone call to Jeffrey A. Nichols on February 12, 2009 and have the following responses. We have provided by separate mailing a hard copy and a black-line copy of the amended filing.

Free Trading Legal Opinion Letter

Mr. Nichols has amended his opinion letter to state that the Company is a reporting issuer. We have enclosed a copy of the revised letter dated February 12, 2009 with this filing.

We trust that you will find this to be in order.

Yours truly,

SIERRA VENTURES, INC.

/s/ “Ian Jackson”

Ian Jackson
President

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com